Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Blink Charging Co. on Form S-3 File No. 333-233580 of our report which includes an explanatory paragraph as to the company’s ability to continue as a going concern dated April 2, 2020, with respect to our audit of the consolidated financial statements and related consolidated financial statement schedules of Blink Charging Co. and Subsidiaries as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, which report is included in this Annual Report on Form 10-K of Blink Charging Co. for the year ended December 31, 2019.

/s/ Marcum llp

Marcum llp

New York, NY

April 2, 2020